TTBD, LLC

(SEC I.D. No. 8-71139)

Financial Statement as of December 31, 2025, and
Report of Independent Registered Public Accounting
Firm Filed Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC
Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71139

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**01/01/25**_____ AND ENDING _____**12/31/25**_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TTBD, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here is respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker, Suite 1200
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Weiler	**312-476-1000**	peter.weiler@ttbdllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name - if individual, state last, first, middle name)

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See 17 CFR 240.17a-5€(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Peter Weiler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TTBD, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither TTBD, LLC, nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Peter Weiler (Apr 14, 2026 12:44:55 EDT)
_____
Signature

Principal
_____
Title

TTBD, LLC

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed separately)

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____.

TTBD, LLC

TABLE OF CONTENTS

	Page



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member of TTBD, LLC and the Board of Directors of Trading Technologies International, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TTBD, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company on December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2026.

April 14, 2026

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$ 389,520
Due from affiliates	46,438
Prepaid expense and deposits	4,401
TOTAL ASSETS	$ 440,359

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 67,067
Due to affiliates	87,363
Total liabilities	154,430
MEMBER'S EQUITY:	
Membership interest	1,710,000
Accumulated deficit	(1,424,071)
Total member's equity	285,929
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 440,359

The accompanying notes are an integral part of these financial statements

TTBD, LLC

1. **ORGANIZATION AND NATURE OF OPERATIONS**

   The Company is a limited liability company and a wholly owned subsidiary of TT Securities Group, LLC ("TTSG"). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc ("TTI"). The Company was established in November 2006 and registered with the Securities and Exchange Commission ("SEC") as a broker-dealer on July 23, 2007. In December 2021, the Company stopped its operations and de-registered as a broker-dealer with the SEC on November 30, 2021. Subsequently, the Company resumed its operations on June 3, 2024 and re-registered with the SEC as a broker-dealer on June 3, 2024.

   The Company licenses software on a transactional fee basis to customers engaging in securities trading. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation — The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

   Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

   Cash – The Company's cash is composed of unrestricted cash held at one financial institution. The Company's cash balance exceeds the amount insured by the Federal Deposit Insurance Corporation.

   Revenue Recognition — The Company recognizes revenue on contracts with its customers when it transfers control of the promised services to the customers in an amount as agreed with the customer.

   Revenue from software licenses is recognized on daily executed transactions (e.g., trade date) that are billed at the end of the month. A receivable is established for fees earned but not yet collected. Customer payment terms are generally 30-45 business days from date of invoice. As of December 31, 2025 the accounts receivable from customers for software fee revenue were $46,438, which is reflected as Due from affiliates in the statement of financial condition (see note 5). Based on management's assessment, the expected credit loss related to accounts receivable from customers is nominal and therefore an allowance for credit loss was not recorded as of December 31, 2025.

Compensation and Benefits – Compensation and benefits expense reflect costs related to employees working directly on the product to support the operations of the company.

Legal and Professional Fees – Legal and professional fees reflect costs related to audit fees, financial and operation principal (FinOp) fees and other fees, legal or professional in nature.

Market Data and Connectivity Expenses – Market data and connectivity expenses reflect costs to connect to exchanges and receive market data.

General and Administrative Fees — General and administrative fees reflect costs related to insurance and other non-regulatory expenses.

Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, state filing fees, commission expenses, and other costs incurred in the normal course of business.

Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements; however, the Company is unable to predict the outcome of these matters.

Segment Reporting –The Company is engaged in a single line of business as a securities broker-dealer, which include licensing software on a transactional fee basis to customers engaging in securities trading. The Company has identified its Principal as the chief operating decision maker ("CODM"), who uses revenue and net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in this summary of significant accounting policies note 2.

3.   **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer effective June 3, 2024, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12-1/2% (6-⅔% following the first year of operations) of aggregate indebtedness.

As of December 31, 2025, the Company had minimum net capital requirement of $10,295, and the Company's actual net capital was $224,795, as defined under the Rule. The Company's aggregate indebtedness was 65.69% of its net capital, as defined under the Rule.

4.   **INCOME TAXES**

The Company is a single member limited liability company and has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, no provision has been made for federal income taxes as the taxable income or loss of the

Company is included in the respective income tax returns of TTI. FASB ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are the current and prior three years. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

5.   **RELATED PARTY TRANSACTIONS**

The Company entered into an expense sharing agreement dated May 1, 2024, with TTI whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI is paid $10,000 per month by the Company, which are included in legal and professional fees and general and administrative fees within the statement of operations. This amount was adjusted down to $6,300 per month as of April 1, 2025. In addition, TTI is billed for variable costs from third parties that are direct expenses of the Company. TTI invoices TTBD monthly for the variable costs and the invoice is settled the following month. For the year ended December 31, 2025 such variable costs were $383,353 which are included in the appropriate categories within the statement of operations. As of December 31, 2025, $87,363 of these expenses are payable to TTI and are included within the "Due to Affiliates" line item in the statement of financial condition.

The Company's software fee revenue is billed to the customers by TTI on behalf of the Company. As of December 31, 2025, $46,438 were due from TTI and are included with the 'Due from Affiliates' line item in the statement of financial condition.

During February 2025, TTI made a capital contribution of $100,000 in order for TTBD to satisfy the Company's operating and capital requirements.

6.   **SUBSEQUENT EVENTS**

During January 2026, TTI made a capital contribution of $250,000 in order for TTBD to satisfy the Company's operating and capital requirements.

The Company has evaluated subsequent events through the issuance of these financial statements. Other than the event noted above, there were no other subsequent events identified as a result of this evaluation that require adjustment to, or disclosure, in the financial statements.

* * * * * *

TTBD Audit 2025 - TTBD LLC FS (Public Report) FS YE 12 31 25 COMBINED (for signing)

Final Audit Report   2026-04-14

Created:	2026-04-14
By:	Art Kuyakanon (art.kuyakanon@tradingtechnologies.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAQYFDLqfah1sYHroi4S7sBO-0dP2ikM3t

"TTBD Audit 2025 - TTBD LLC FS (Public Report) FS YE 12 31 25 COMBINED (for signing)" History

📄 Document created by Art Kuyakanon (art.kuyakanon@tradingtechnologies.com)
2026-04-14 - 4:42:52 PM GMT

✉️ Document emailed to Peter Weiler (peter.weiler@tradingtechnologies.com) for signature
2026-04-14 - 4:43:00 PM GMT

📄 Email viewed by Peter Weiler (peter.weiler@tradingtechnologies.com)
2026-04-14 - 4:44:19 PM GMT

✅ Document e-signed by Peter Weiler (peter.weiler@tradingtechnologies.com)
Signature Date: 2026-04-14 - 4:44:55 PM GMT - Time Source: server

✅ Agreement completed.
2026-04-14 - 4:44:55 PM GMT